SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. )*
NewMarket Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 16 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 651587 10 7	Page 2 of 16 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: 1,980

Shares
Beneficially	8.	Shared Voting Power: 852,262

Owned by
Each	9.	Sole Dispositive Power: 1,980

Reporting
Person With	10.	Shared Dispositive Power: 852,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
854,242

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 3 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 461,170

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 461,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
461,170

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.7%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 4 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 14,744

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 14,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,744

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 651587 10 7	Page 5 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 446,426

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 446,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
446,426

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.6%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 651587 10 7	Page 6 of 16 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: 15,069

Shares
Beneficially	8.	Shared Voting Power: 3,000

Owned by
Each	9.	Sole Dispositive Power: 15,069

Reporting
Person With	10.	Shared Dispositive Power: 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,069

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 651587 10 7	Page 7 of 16 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware
Number of	7.	Sole Voting Power:-0-

Shares
Beneficially	8.	Shared Voting Power: 3,000

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 651587 10 7	Page 8 of 16 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 373,423

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 373,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
373,423

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.2%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 9 of 16 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 373,423

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 373,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
373,423

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.2%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 651587 10 7	Page 10 of 16 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 373,423

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 373,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
373,423

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.2%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No.651587 10 7	Page 11 of 16 Pages

Item 1.	Security and Issuer

                 This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to shares of the Common Stock, without par value (the "Common Stock"), of NewMarket Corporation (the "Issuer").  The address of the Issuer's principal executive offices and principal business is 330 South Fourth Street, Richmond Virginia 23218-2189.

Item 2.	Identity and Background

                 (a), (b),(c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Suzanne and Robert E. Robotti Foundation, Incorporated ("Robotti Foundation"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, LLC ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Robotti Foundation, Wasiak, and RMC, the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti. Robotti Foundation, a Delaware corporation, is a charitable foundation.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

               The address of each of the Reporting Persons other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, Robotti Advisors and Robotti Foundation included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 651587 10 7	Page 12 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

                     The aggregate purchase price of the 1,980 shares of Common Stock held by Mr. Robotti is $22,127.22 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds.

                      The aggregate purchase price of the 14,744 shares of the Common Stock held by Robotti & Company is $276,134.28 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 446,426 shares of the Common Stock held by Robotti Advisors is $4,979,430.99 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 15,069 shares of the Common Stock held by Suzanne Robotti is $167,652.19 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                      The aggregate purchase price of the 3,000 shares of the Common Stock held by Robotti Foundation is $43,173.90 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 373,423 shares of the Common Stock held by RIC is $2,925,280.26 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.	Purpose of Transaction

                (a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                 Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

                Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 651587 10 7				Page 13 of 16 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of August 1, 2005, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	854,242	1,980	852,262	5.0%
ROBT (1)(3)(4)	461,170	0	461,170	2.7%
Robotti & Company (1)(3)	14,744	0	14,744	**
Robotti Advisors (1)(4)	446,426	0	446,426	2.6%
Suzanne Robotti (1)(5)(6)	18,069	15,069	3,000	**
Robotti Foundation (1)(6)	3,000	0	3,000	**
Wasiak (1)(7)	373,423	0	373,423	2.2%
RMC (1)(7)	373,423	0	373,423	2.2%
RIC (1)(7)	373,423	0	373,423	2.2%

                       * Based on 17,014,059 shares of Common Stock, without par value, outstanding as of April 30, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2005.

                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 1,980 shares of Common Stock held in his personal accounts.
              (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 14,744 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 446,426 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 15,069 shares of Common Stock.
              (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
              (7) Each Mr. Robotti and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 3,000 shares of the Common Stock owned by Robotti Foundation.
              (8) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 373,423 shares of Common Stock owned by RIC.

SCHEDULE 13D
CUSIP No. 651587 10 7			Page 14 of 16 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company, Robotti Advisors and RIC in the open market.
Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti & Company's Discretionary Customers	05/26/2005	400	BUY	$13.60
Robotti Advisors' Advisory Clients and RIC	06/02/2005	5,800	BUY	$14.3564
Robotti Advisors' Advisory Clients	06/03/2005	4,980	BUY	$14.4643
RIC	06/03/2005	4,000	BUY	$14.3838
Robotti Advisors' Advisory Clients	06/06/2005	2,800	BUY	$14.3293
RIC	06/06/2005	1,300	BUY	$14.3346
Robotti Advisors' Advisory Clients	06/09/2005	13,300	BUY	$14.1183
RIC	06/09/2005	1,300	BUY	$13.9913
Robotti & Company's Discretionary	06/17/2005	(200)	SELL	$14.70
RIC	06/30/2005	10,400	BUY	$15.0713
RIC	07/01/2005	9,600	BUY	$14.8448
RIC	07/06/2005	10,000	BUY	$15.0329
Robotti Advisors' Advisory Clients	07/19/2005	550	BUY	$16.50
Robotti Advisors' Advisory Clients	07/21/2005	6,200	BUY	$16.9927
Robotti Advisors' Advisory Clients	07/22/2005	1,600	BUY	$17.0663
Robotti Advisors' Advisory Clients	07/25/2005	1,000	BUY	$17.1540

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of August 1, 2005 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission, the Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.			Materials To Be Filed As Exhibits

                   The following documents is filed herewith:

Joint Filing Agreement dated August 1, 2005 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

SCHEDULE 13D
CUSIP No. 651587 10 7	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 1, 2005

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	Robotti & Company, Incorporated	By:	Robotti & Company, Incorporated

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 651587 10 7	Page 16 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

Suzanne and Robert Robotti Foundation, Incorporated

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Suzanne Robotti
(Director)
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022